

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Phillip Greenwood
Chief Executive Officer
Careerlink Holdings, Inc.
1907 Harney St., Suite 160
Omaha, NE 68102

> **Re: Careerlink Holdings, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed October 7, 2022**
> **File No. 024-11997**

Dear Phillip Greenwood:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed October 7, 2022

Plan of Distribution and Selling Securityholders Incentives, page 22

1. Please refer to prior comment 3 and disclose the details of the market promotions that the company intends to offer in this offering.

Interest of Management and Others in Certain Transactions, page 43

2. We note your response to prior comment 4. Please disclose the Conversion Price as of the date of the offering statement.

General

3.   Please include financial statements for the six months ended June 30, 2022. Refer to Part F/S of Form 1-A.

    Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jonathan Leinwand